FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

Below is a transcript of a presentation given by Michael Neidorff, Chairman, President and Chief Executive Officer of Centene Corporation, at the Goldman Sachs Global Health Care Conference on June 11, 2019.  There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Tyler Graver:  Good morning, guys. My name is Tyler Graver. I work on the managed care providers team here at Goldman Sachs, and joining me today is Michael Neidorff, CEO of Centene. Good morning.

Michael Neidorff, Chairman, President and Chief Executive Officer of Centene Corporation:  Thank you.

Tyler Graver:  So we’re just going to jump right into Q&A and I’ll leave sometime towards the end for you all in the audience, in case you were asking questions about 10-15 minutes left, so we’ll just jump right in. So Centene’s share of Medicaid Managed Care life, somewhere around 13% today. And as you model at the business bottoms up, program by program, where do you see that metric possibly going in the future.

Michael Neidorff:  Well, as high as we can, but I think, on a combined basis, you start thinking about it get to 20, in the 20% range, that we are at the exchange.

I tend to think in short-term targets not long-term and so it’s just that gradual maturation and I want to stick within what we put in the proxy yes, within those kind of constraints we see it growing.

Tyler Graver:  And maybe jumping from that. Centene has long held that certain capabilities are core to managed care and ought to be owned and developed in house. Others in the space are believing that these capabilities that Centene today’s, whether it’s RxAdvance through PBM, provider assets or Interpreta for data management and other capabilities are more efficiently out sourced.

What is your advantage of owning that over partnering?

Michael Neidorff:  And we can adapt it, we can ensure the timing of it and when you have your own PBM and you have an RxAdvance. We want to move to the net pricing, we have that capability to do it, I can direct them to do it versus trying to have someone else and do it for us. Our clients payment system, we’ve upgraded that now, though we ensure that it will do our risk based management contracts that we want to for the positions.

So, I mean, it’s just all along, I think over time people will see having that capability is a strategic advantage. Interpreta can look at all our members in three minutes, and identify something from the lab studies and other information, that’s not going right for them, and I mean that’s having that as a core competency, I think it’s incredibly important.

Tyler Graver:  Do these help you win RFP’s or is this mostly just about absolute profit dollar.

Michael Neidorff:  I think they -- I think it’s both and then it helps us with our medical trends, but the states also see this as core competencies this company has, and an advantage. It gives us a I believe a competitive advantage.

Tyler Graver:  The thesis in the market is that a minority of Medicaid, MCOs consisting of a significantly higher profit margin by having the lowest cost structure, while benefiting from capitation rates that are based in part on peers higher cost structure in the same geographies. Given your knowledge of Medicaid, you buy this thesis or do these rates have to come down to meet these lower cost structures?

Michael Neidorff:  I think rates need to be adjusted to the cost structures, but you have to look at the impact of technology and the other things on it, so I mean there are things that are more curative is higher acuity cases being treated and our greatest strength is helping the high acuity cases, SSI, and the long-term care.

So when we get into those types of things so, therefore the rates need to reflect what the medical expenses and we are containing costs for the state. Put that that together that’s the real thesis. What are you doing to first improve quality at the lowest effective price. And you have to protect your providers some people don’t like when I described it this way, but we have always viewed our providers as our product. Yes, you can say they are partners, but you take good care of your provider and I say it’s your product, that’s what treats the members, that you need strong providers, you want them capable, you want them to be fairly compensated.

Whether it be physicians, hospitals what have you and you end up with a much better system.

Tyler Graver:  And so maybe jumping towards the Centene WellCare deal. Centene recently announced Ken Burdick and Drew Asher will officially be joining the executive team of the combined Centene post close. How are their roles going to change?

Michael Neidorff:  Friday is the unveiling of that.

I’m not going to frontrunner our conference. I’ve said all along that  -- I’m going to talk about my organizational structure. There’s not a lot of dramatic changes. They will report directly to me. We have what I call the partnership structures is eight or nine of us meet and we operate on a Q4 system.

Marcela who’s our Chief Communications Officer, she has seven people report to her, when she has a meeting with them, she has eight votes but she has an obligation to hear everything they have to say, and so and then that’s the way it works in the core partner group. I have an obligation to get all of their points of view and they’re expected to be conversant on the whole business.

So I can say who has us with specific responsibilities. What do you think about the medical management program we have here today. We build a whole team as part of succession planning to have a wide group of people fully capable of managing the whole business.

Tyler Graver:  I know, we look forward to Friday so maybe continuing on WellCare.

Did you feel WellCare has sufficient scale to provide long-term growth for Medicare Advantage and in other words, is there further M&A in Medicare Advantage?

Michael Neidorff:  I’ll never say never but if someone comes along and is wagging his tail early and wants to be acquired we’d look at it. Together we are going to be number four in Medicare Advantage and growing. And we have certain capabilities from the system we developed the last year or so they have said, it would have put it together and it will be a powerful platform and looking forward to that.

I think we’ll start to meet the expectations of our investors and most important our own expectations as well the growth we want to see out of it.

Tyler Graver:  Okay. And competitors stress the advantages of combining large Medicare Advantage business with Medicaid plans to better compete for dual eligible members.

Michael Neidorff:  Some people have that thesis, but dual eligibilities are our Medicare and Medicaid. Medicaid is the risk you’re taking the full risk on.

Medicare they can opt out and go fee for service. CMS does talk and they issued some things where they want to go. I’d put you at risk for the Medicare component of it which would be good. But they’re also saying the person who can still opt out to the fee-for-service model which makes it difficult.

So I think having both is important. The Medicaid component gives you the full risk component of it you choose much as you can there, but if they opt into the Medicare, you want to have that as well. You have the SNPs and a lot of other things we are doing. The biggest single biggest advantage is that you can enroll all year long, versus just doing the open enrollment period for Medicare.

Tyler Graver:  And where will growth come from when the big deals are done given nominal Medicaid rate updates, and RFPs that are mostly incremental given your current size and scale.

Michael Neidorff:  Well if I think about it, the marketplace, I think we’ll continue to grow, we will grow dramatically in Medicare over the next 3-5 years. I don’t try to go much beyond three years typically. Medicaid still has some upsides as it’s 50%, 60% penetrated.

I mean, Georgia is talking about adding the SSI, there’s long-term care being added in some states, Illinois is now expanding the long-term care high acuity membership, higher premiums, that’s where we can do the most good to we have assistant server to help them improve quality. So, I mean there’s still a lot of upside in this business, it’s -- would they talk about trillions that are hosted in terms of the size of the market so.

Tyler Graver:  And maybe continuing on that thread. Do you pursue international as more of an eventuality and in a more material way?

Michael Neidorff:  We are doing international.

We have two markets, we have a third market we’ll talk a little bit about, it’s very small just to get some experience in it. But our focus is on the US, I just want to be assure every investor, that we are clearly focused on that and we have a separate structure to explore and deal with international. They are driving a lot of what we’re doing actually and that’s important.

So, I believe if you’re going to be a leader, you have to have a global perspective. What we learn there, we can bring back here so it’s not just all one way. We are becoming a clear leader in healthcare.

Tyler Graver:  And why should investors be concerned by international expansion of managed care given this is a domestic business?

Michael Neidorff:  Well, because it’s, if we were in neglecting the domestic business which is huge; it has a lot of upside which we have talked about.

I can see it but if you continually grow and this effectively manage it, and have a team that can do and I have a team that’s with me a long time. And you can put together a team to give you some additional incremental experience, revenue and income. Why not? It’s a great opportunity. Where we’ve learned with Ribera Salud, and what we’re doing in UK now.

It’s material between a lot of people. It’s approaching $1 billion plus in revenue and it’s clearly a place to be and we would not have attempted it until we had the scales we have now. I mean we put this whole thing together, we will be round numbers a $100 billion company and growing. So I mean it’s not like we’re neglecting some of these opportunities.

We have to think about it. Centene’s becoming an enterprise not just a healthcare company or healthcare plan. It’s a healthcare enterprise, whether it’s RxAdvance Interpreta or all the rest.

Tyler Graver:  How does Centene think about share buyback dividends especially when you look out five to ten years out?

Michael Neidorff:  If we don’t have the external growth opportunities, buyback makes sense. I would not want to send a signal that we don’t have the opportunities for inorganic as well as organic growth that require the capital that we have, but Jeff and I have talked about explaining deployment of capital to help people understand it.

Our debt to target cap is in the mid-30’s and we may start to push 40 with WellCare but in 18 months come back down your 12, 18 months. When you see how we’re doing that and we’re growing it that’s good application we have a growing business your risk-based capital requirements so [indiscernible] some of the capital is being fed.

Tyler Graver:  Would you consider a hypothetical accretion from buyback against accretion from M&A when evaluating deals?

Michael Neidorff:  Sure, I mean I mean, you have to always look at what your return on capital is.

Right now, I mean it’s -- that the stock prices are low -- I think artificially low, but that’s headline volatility.

Tyler Graver:  Okay.

So Centene has made a good case for why investors should view the marketplace business as an extension of Medicaid. Why should the margins then run materially higher than in Medicaid?

Michael Neidorff:  Well, it’s a product structure.

So you have a different you have a different population mix, and we have the capabilities and the ability to competitively -- we’re not saying it’s going to be double digit higher -- it says you’re too high that attracts the wrong kind of attention. I’d rather see it in the 5% to 10%, and somebody said well why that range. Well, in the first couple quarters a year whether it’s deductibles, and there’s copayments and things that are probably before they reach out of pocket limits and you’re going to have higher margins. And the swings have the margins higher in the first half.

Tyler Graver:  And if exchanges attract significant competition could the margins come under pressure from where they are today.

Michael Neidorff:  I like competition, my background is consumer packaged goods Alka-Seltzer and SOS. And I love the competition. We have a network, we have a strategy that is successful and we’re going to stick to our game plan.

We have, a lot of satisfaction with how we do it. Competition just makes you stronger, Tyler. And I believe the number of plans in 2019 stepped up from in 2018, how do you view competition kind of going forward from in the 2020 and beyond?

Michael Neidorff:  Well, I think it’s been fine. Remember, we focus on 400% of the federal poverty level and below. And our networks our products and they are people that we medicate the move over, I coined the words churn which adopted but it’s our market and we’re comfortable with it, and it’s a big market.

Tyler Graver:  So since the situation has been fluid and appears the timeline has been pushed back, could you give us an update on the Texas Star Plus Reprocurement and when awards are likely to be announced?

Michael Neidorff:  We will hear on the Star Plus in late June, early July.

Tyler Graver:  Could you talk about a little bit about just the importance of Texas as state as a whole?

Michael Neidorff:  Well we have a million lives there. We’re number 1 in Texas, and we have the highest quality scores, the highest satisfaction, higher provider satisfaction and we have a rebate program, I love it. We have actuarially sound rates and if the margins go above 3.5% or 4% is that.

Centene share back and we’ve been doing it. We’ve been writing checks to $190 million, $100 million most years. So we’re showing of equality, satisfaction and efficiency, but you still wake up scared, why? Because you never heard what I said this earlier today and what I want. You never want to be complacent and last time we were going through this and woke up scared, we ended up picking up 4,000 lines in the valley of Texas in two months and that is what we will expect this time.

Tyler Graver:  But it looks like California is going to RFP their Medicaid contracts in the next one to three years.

Can you talk a little bit about the importance of the state and thoughts on a potential reprocurement. I believe they do theirs in their own kind of way whether it’s like county by county.

Michael Neidorff:  County-by-county and they’ll do it over a period of years. That’s great, I mean. They haven’t had an RFP in a long time, and we tend to gain share in, RFP’s.

It goes back to what you talked about the technology and the competitive things when people really have a chance to understand what we’re doing it helps us. So I’m looking forward to it. We have a number one position a lot of places. And I see it as an opportunity to hopefully gain share, how you have to be a little optimistic.

Tyler Graver:  And how do you view the RFP pipeline sort of out over the next couple of years? The big opportunities that surround those.

Michael Neidorff:  I think Pennsylvania TANF is going to come out, we’ve won twice in different RFPs and were protested. Maybe the third time is a charm. We have Louisiana right now, and then Ohio’s talking about doing one next year. We’re number one in quality there. So, it’s the course of business, it’s a normal thing, we have a whole team that works on it and with some success, I mean we have 80 plus percent win rate.

Tyler Graver:  The governor of Washington recently signed into law the first public option plan. While we were encouraged that it represents a public-private partnership, our initial view was that mandated reimbursement rates to providers at levels that are likely to be below what Centene and other private insurers on exchange can pay providers today. What is your view on public options and the Washington public option more specifically?

Michael Neidorff:  We have systems and capability to adapt to do it, as we demonstrated multiple times and different products.

Where they tried public option in Colorado, I know mostly recently in Connecticut it didn’t work. I am not -- I think in the President is a smart guy, but I think some of the structure needs to be adjusted if he wants it to work. He’s going to do it through the marketplace, the big marketplace which is great for us, but provide, I think I said it earlier, you want to have strong providers, fairly compensated. So, I’ve not taken the time to study that yet, but we will as he gets closer.

Tyler Graver:  And maybe I’ll just check again if there’s any questions from the audience and all?

Michael Neidorff:  It’s going to be mandating provider payments. We have Medicaid fee schedules now and Medicare fee schedules, and that type of thing. So, as people talk about single payers and everything, this says what happens and that’s why providers have an overall I think negative impact.

Tyler Graver:  We have one question here.

I’ll do it with the Mike so just a quick question. Looking at the pro-forma business structure, strong cash flow generation many ways you look like investment grade company today. The agencies are not quite there so just for debt holders is there an aspiration following the WellCare transaction to eventually receive an investment grade rating.

Michael Neidorff:  I think, when we announced a big transaction that probably slowed it down a little bit.

But I’ll tell you what I told the rating agencies. I said you have $70 million dollars of revenue, you have a debt to cap of 36%, you have 24 straight quarters of meeting or beating consensus and we’re not investment grade, you’re really creating a situation where you are becoming relevant. But the best was with our bonds. I think by most bond investors investment grade and the best way is something that it’s important for bondholders’ and I -- what I’ve always said is important to get it, but it’s more important not to lose it.

I want to see us move up in the ranks to investment grade just not be at the [indiscernible]. It really I don’t that other company that considered far weaker than we are. That have it.

So I’m with you. Maybe we should write a joint letter. But I expect we should receive.

Tyler Graver:  Hi Michael, halfway through 2019 at this point.

Can you talk about for the Medicaid, Medicare inflation, cost trends anything coming out from sort of a unexpected inflation standpoint to be aware of it to call out.

Michael Neidorff:  Our cost structures that we’ve seen are pretty flat, 1%, 1.5% increase inflation wise. The thing we’re watching carefully is specialty Pharma, but even there now there’s more and more opportunities to use genome to be a predictor of whether that will work, and our Interpreta has that capability. So you write a check for 200 bucks to get to the genome -- and then you put it into the system.

And if somebody is going to help someone it’s fine, it’s just you don’t want to just use, because it’s there and know we won’t work through those things. But Interpreta and others are able to look, and as I said earlier, they can see that something’s changed in the profile and you can tip the doctor off to avoid that coronary or something of that nature. So, there’s things that technology would come in, they’re going to counter balance some of the cost trends. So, going forward, I see it staying in that single digit, low single digit.

Tyler Graver:  Got it. And then just as a quick follow-up. Beyond WellCare, obviously some runway there into 2020, but from an M&A priority perspective, where are you looking to spend your next dollar of capital strictly from an M&A perspective?

Michael Neidorff:  Well, obviously after what we’re doing now. We’re still doing some smaller technology type deals, “bolt” on to the technology we already have, and that’s become an effective application of capital.

Somewhere we don’t talk about, I mean is competitively and otherwise, but where the scale is high that was some of these smaller ones. You just -- you doing, it’s interesting, I tell people the owners kind of like it was [indiscernible] say. You mean, you don’t have to tell what you pay me for it, I said. No, I don’t have to, he said.

Oh, good, because now the family won’t ask me for all this money that I’m supposed to talk about. So, you look at it, and it’s an advantage in that way, people like it, but I see it more in the technology side, in the short term before we bat there may be a health plan or something that we see that we could look at.

Tyler Graver:  Any other questions from the audience?

Michael Neidorff:  Yes, from a M&A standpoint, you’re going to hear on Friday some more detail on it. But the integration planning, that which were allowed to do to this point, with WellCare is going really well.

With the teams like each other really working well together.

Tyler Graver:  And maybe Michael, could you talk a little bit more about RxAdvance in the rollout, but I believe Mississippi was one of the states, you’ve recently rolled it RXAdvance out in and sort of the move towards the net pricing model.

Michael Neidorff:  Alright, actually in four markets now started off in Mississippi it settings Ohio, we’ve said we want to have it in all our plans by the end of 2020 and as we get experience the pace can pick up, but it’s like everything you want. It’s not how fast, but how well, and we’re really pleased it’s going to enable us, we believe you get to net price index 12 to 15 months which we really are committed to. It streamlines the back room its cloud-based split of replacement 30, 40 year old technology which is good, probably as much as 30%, 40% of the back room costs can be reduced.

It’s going to be provider friendly that helps the provider analyze the various classes of drugs and choose what’s the best value not the cheapest but here’s what these different drugs do antibiotics by class. Choose the best value because as a universe based contracting they’re paying for it. So the cheapest may not solve the problem fast but there’s another one that we also it gives them that information online. There’s a lot of automated approvals online.

So it’s just really streamlines the whole process and we believe it’s going to be very effective.

Tyler Graver:  And maybe could you talk a little bit about the pipeline of Medicaid plans out there to sort of in terms of M&A, maybe smaller plans here and there.

Michael Neidorff:  Yeah, it is. Just somehow there’s not a lot.

Tyler Graver:  Okay.

Michael Neidorff:  I keep wishing there were more like Fidelis. I could find those as who one in the morning and one at night. It’s, so good.

Tyler Graver:  I’ll just check again to see if there’s any questions from the audience. Okay. I think that’s all we have for you today. I appreciate it Michael.

Michael Neidorff:  Look forward to see and hopefully most of you on Friday, those are you to make it. It should be a fun day.

Tyler Graver:  Thank you.

Michael Neidorff:  Thank you.

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 23, 2019 (the “Registration Statement”), and Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials filed with the SEC in connection with the WellCare Transaction. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation
This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.